

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05047968

March 21, 2005

Thomas H. O'Donnell, Jr.
Moore & Van Allen PLLC
Attorneys at Law
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/21/2005

Re: Lowe's Companies, Inc.
Incoming letter dated January 21, 2005

Dear Mr. O'Donnell:

This is in response to your letter dated January 21, 2005 concerning the shareholder proposal submitted to Lowe's by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 21, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Annual Sustainability Reports to Disclose Social, Environmental and Economic Performance

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its 2005 annual shareholders meeting. The Proposal was submitted to the Company by The Office of the Comptroller of New York City (the "Proponent"), as the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System. As described more fully below, the Proposal is excludible pursuant to:

1. Rule 14a-8(i)(10) because it has been substantially implemented; and
2. Rule 14a-8(i)(3) because it is so vague, indefinite and misleading that neither the shareholders nor the Company would be able to determine with reasonable certainty what action or measures the resolution requires.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter and the attachment and have provided a copy of this letter and its attachment to the Proponent.

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution.

"RESOLVED: That shareholders request the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports."

Raleigh, NC
Durham, NC
Charleston, SC

A copy of the complete Proposal is attached hereto as Exhibit A.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(10) allows the exclusion of a shareholder proposal from a company's proxy statement if the essential elements of the proposal have been substantially implemented. The standard for determining whether a proposal has been substantially implemented is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. The Commission staff's position has been that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). The Proposal is excludible because it has been substantially implemented. The Company already publicly discloses an annual report addressing the categories of information mentioned in the Proposal.

Rule 14a-8(i)(3) permits an issuer to exclude a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Commission's staff has consistently interpreted Rule 14a-8(i)(3) to cover proposals that are vague and indefinite and, therefore, potentially misleading. The Commission's staff reaffirmed this position in Staff Legal Bulletin No. 14B issued on September 15, 2004.

The Proposal provides little guidance for the preparation of the requested report and no instructions regarding the definitions or standards to apply when preparing the requested report or the method of or timeline for preparing and disseminating it. Moreover, the Proposal fails to provide any details regarding the contents of the report other than the broad categories of social, environmental and economic performance. As a result, the Proposal is vague and indefinite because it fails to provide shareholders with a clear understanding of what they are being asked to approve and what action or measures the Company would have to take to comply with the Proposal.

During our conversations with the Proponent, the Proponent informed us that it believes the Global Reporting Initiative's Guidelines (the "Guidelines") should be used as the basis for preparing the requested report. The Commission's staff has consistently held that proposals requesting sustainability reports based on the Guidelines are vague, misleading and indefinite. *See, e.g.,* Lowe's Companies, Inc. (March 3, 2004); ConAgra Foods, Inc. (July 1, 2004); The Kroger Co. (March 19, 2004); and Smithfield Foods, Inc. (July 18, 2003). When the Proponent expects the Company's report to be based on the Guidelines, omitting references to the Guidelines in the written proposal should not result in a different conclusion.

I. The Company currently produces and publishes an annual report that substantially implements the written objectives of the Proposal.

Rule 14a-8(i)(10) allows the exclusion of a shareholder proposal from a company's proxy statement if the essential elements of the proposal have been substantially implemented. The standard the Commission's staff has applied is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See* Release No. 34-20091 (Aug. 16, 1983); Texaco, Inc., No-Action Letter (March 28, 1991). The Commission's staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). *See* The Talbots, Inc. (April 5, 2002); The Gap, Inc. (March 16, 2001); and Kmart Corp. (Feb. 23, 2000).

The Proposal requests that the Company prepare annual sustainability reports to disclose to the public its social, environmental and economic performance. The Company already prepares such a report annually and publishes it on its website. The Company's annual Social Responsibility Report addresses the Company's performance in the following areas: Invigorating the Economy, Contributing to Communities, Protecting the Environment, and Providing Opportunities to the Public, including employees, customers and suppliers. The Social Responsibility Report addresses, among other things, the Company's:

- Investments in communities through the development of new stores and the creation of new jobs;
- Contributions to community and charitable organizations and initiatives supporting public education, community improvement projects and home safety;
- Donations to projects such as community beautification and pediatric hospital renovations;
- Policies relating to recycling efforts, energy efficiency, sustainable forest practices and paper reduction campaigns;
- Training and continuing employee education on issues concerning diversity, harassment and other workplace issues;
- Provision of multi-lingual signage, bi-lingual employees and language translation services to diversify its customer base;
- Active pursuit of women and minority-owned suppliers; and
- Ethics policies that require the refusal to purchase any goods produced by child or slave labor and that ensure the right of the Company to inspect the factory of any foreign-made product.

A copy of the 2003 report may be found on Lowe's website (http://www.lowes.com) by selecting "Company Info" and following the links for "Investors", "Corporate Governance" and "Social Responsibility Report". The current report addresses all of the categories of information referred to in the Proposal. The Company is in the process of preparing the 2004 report and expects to issue a report containing the same substantive categories of information contained in the 2003 report.

This report demonstrates that (i) the Company has policies and procedures in place relating to the subject matter of the Proposal and (ii) the Company has implemented the essential objectives of the Proposal. The Proposal has, therefore, been substantially implemented.

II. The Proposal is vague, indefinite and misleading.

A. The Proposal does not provide the Company's shareholders with a clear understanding of what they are being asked to approve.

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. A proposal is vague and indefinite when "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (July 30, 1992); see also Alcoa, Inc. (December 24, 2002) and McDonald's Corp. (March 13, 2001). The Commission's staff has also agreed not to recommend any enforcement action when a shareholder proposal is excluded because "the shareholders will not understand what they are being asked to consider from the text of the proposal." Kohl's Corporation (March 13, 2001). In the Staff Legal Bulletin No. 14B, issued on September 15, 2004, the staff confirmed that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where...the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...."

The Proposal, as written, does not provide the Company's shareholders with a clear understanding of what they are being asked to approve or a sufficient basis on which to make that determination. The Proposal does not provide any guidance on (i) what standards or definitions should be applied, (ii) the factors that should be considered, (iii) the information within the broad categories of social, environmental and economic performance that the Company should address in its report or (iv) the method or timeline of implementation. Instead, the Proposal cites quotations that apparently appeared on the websites of various companies and groups in the years 2000 – 2002 relating to "sustainability." The Proposal does not provide citations for its sources nor does it inform the shareholders that such material is dated and, in most cases, has been replaced on the subject websites. Based on our research, at least one of the quotes appears to be misattributed to American Electric Power Company. Furthermore, our research indicates that some of the quotations no longer appear on the websites where they once appeared and appear to have been replaced by new and different material. For example, the Proponent's quote of the Dow Jones Sustainability Index had previously been used and cited by other proponents as appearing on that entity's website in the year 2000. The website now contains new and updated terms, definitions and recommendations. Thus, it is unclear whether the Proponent advocates following the Dow Jones Sustainability Index's current definitions and recommendations, whether the Proponent believes that the old material is what should be used by the shareholders to make their decision and by the Company to prepare its report or whether the quotation has any relationship at all to the report to be prepared by the Company. Accordingly, the Company's shareholders cannot fully understand (i) what is being recommended, (ii) what will be required or (iii) on what basis they are being asked to approve the Proposal. When the expectations of the Proponent are omitted from the written proposal, shareholders cannot make a fully informed decision when voting on the Proposal and the Company cannot determine what to include within the report.

Finally, the Proposal fails to provide the Company with any instructions or guidance regarding publication or dissemination of the report or the timeframe for implementation. Even assuming the Company was able to determine the content of the report, the Company cannot determine whether it would be required to make the report publicly available on its website, through a press release or in a filing with the Commission. Additionally, the Proposal gives the Company no indication of when the report should be published each year.

The Company is aware that the Commission's staff has concluded that certain proposals requesting sustainability reports were not excludible under Rule 14a-8(i)(3). Johnson Controls, Inc. (Nov. 14, 2002); Wal-Mart Stores, Inc. (Feb. 17, 2004) and Hormel Foods Corporation (Oct. 22, 2004). The proposal in each of those instances contained guidance as to what the proponent was asking the shareholders to approve and what the Company must do to satisfy this obligation, if adopted. For example, the proposals provided details on what the proponent believed sustainability includes, expressly acquiesced to whatever definition of sustainability management applied, identified where the sustainability report should be located and when the proposal should be implemented. Additionally, those proposals expressly set forth a list of specific items the report should include. The Proposal contains none of these items.

B. The Proposal fails to describe the substantive provisions of the recommendations quoted as support for sustainability reporting.

Shareholder proposals may be excluded from proxy materials where the proposals call for the preparation of a report based on third party recommendations or standards and the proposals do not describe the substantive provisions of the third party recommendations or standards. In Johnson & Johnson (Feb. 7, 2003), a shareholder proposal called for a report regarding the issuer's progress concerning business recommendations published by the Glass Ceiling Commission. Johnson & Johnson argued that the proposal was vague and misleading because it was "completely devoid of any description of the substantive provisions of the 'Glass Ceiling Report' or the recommendations 'flowing from it'." and provided "no background information to shareholders." In Kohl's Corporation (March 13, 2001), a shareholder proposal called for the implementation of "the SA8000 Social Accountability Standards" from the Council of Economic Priorities. Kohl's Corporation argued that the proposal was vague, false and misleading in part because the proposal "fail[ed] to describe or summarize the many principles embodied in SA8000 in enough depth to fully inform shareholders of what actions it would require the company to take." In both these instances, the Commission's staff stated that there appeared to be a basis for excluding a shareholder proposal pursuant to Rule 14a-8(i)(3).

The Proposal is similar to the proposals in Johnson & Johnson and Kohl's Corporation in that it also does not describe the substantive provisions of the report that it requests the Company to prepare. The Proposal refers to rules and regulations of foreign governments and stock exchanges as support, but omits information regarding the substance or requirements of those rules and regulations. Without a more thorough description of the substantive provisions of the recommendations or requirements and without a clearly defined request, the Company's shareholders will not be able to discern whether they agree with the recommendations or requirements. Moreover, because the Proposal does not limit the preparation to "reasonable cost," the shareholders will not be in a position to determine whether the proposed report is worth the expenditure of management time and the resources necessary to prepare it.

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented by the Company. In addition, the Proposal is properly excludible pursuant to Rule 14a-8(i)(3) because it is vague and indefinite and, therefore, misleading. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call Tom O'Donnell at 704.331.3542 or Melinda Blundell at 704.331.1180 if you have any questions or comments.

Yours truly,

MOORE & VAN ALLEN PLLC



Thomas H. O'Donnell, Jr.

Encls.

SUSTAINABILITY REPORT TO SHAREHOLDERS

Whereas:

Disclosure of key information is a founding principle of our capital markets.

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens will more likely prosper over the long term and be accepted in their communities. The link between sustainability performance and long term shareholder value is awakening mainstream financial companies to new tools for understanding and predicting capital markets. According to environmental research consultant Innovest, major investment firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich/Scudder subscribe to information on companies' social and environmental practices to help make investment decisions.

A growing number of companies are issuing sustainability reports. According to the Dow Jones Sustainability Group, sustainability includes: "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns."

Companies increasingly recognize that transparency and dialogue about sustainability are key to business success. For example, Ford Motor Company states, "sustainability issues are neither incidental nor avoidable—they are at the heart of our business." Baxter International sees sustainability reporting as "a balanced way of thinking, acting and driving accountability across Baxter each and every day." American Electric Power states that, "management and the Board have a fiduciary duty to carefully assess and disclose to shareholders appropriate information on the company's environmental risk exposure."

Moreover, many global organizations, like the European Union Framework for Corporate Social Responsibility, support corporate sustainability reporting. The national governments of Australia, Japan and the United Kingdom recommend sustainability reporting. In addition, companies listed on the Johannesburg and Paris Stock Exchanges are now required to report non-financial information related to corporate social and environmental performance.

RESOLVED:

That shareholders request the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lowe's Companies, Inc.
Incoming letter dated January 21, 2005

The proposal requests that Lowe's disclose its social, environmental and economic performance by issuing annual sustainability reports.

There appears to be some basis for your view that Lowe's may exclude the proposal under rule 14a-8(i)(10). We note your representation that Lowe's prepares and publishes this type of report annually. Accordingly, we will not recommend enforcement action to the Commission if Lowe's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Lowe's relies.

Sincerely,



Daniel Greenspan
Attorney-Advisor